EXHIBIT (b)

OPERATING AGREEMENT

OF

SYMMETRY INVESTMENTS, LLC

Dated: Effective as of December 31, 2003

OPERATING AGREEMENT

OF

SYMMETRY INVESTMENTS, LLC

     THIS OPERATING AGREEMENT of SYMMETRY INVESTMENTS, LLC, a Delaware limited liability company (the “Company”), is made and entered into to be effective as of December 31, 2003 by and among the Company and the persons executing this Agreement whose names and addresses are listed in Appendix C, as Members.

1. Organization of Company.

     1.1 Formation. The Company has been organized as a Delaware limited liability company under the provisions of the Act, the Certificate and this Agreement.

     1.2 Office. The Company’s office shall be located at 1971 East Beltline Avenue, N.E., Suite 200, Grand Rapids, Michigan 49525, or such other place as the Members may determine from time to time.

     1.3 Duration. The Company shall continue in existence until the Company shall be dissolved and its affairs wound up in accordance with the Act, the Certificate or this Agreement.

     1.4 Registered Office and Registered Agent. The registered office and registered agent shall be as designated in the Company’s Certificate and any amendments to them. The registered office and registered agent may be changed from time to time. Any such change shall be in accordance with the Act. If the registered agent resigns, the Members promptly shall appoint a successor.

     1.5 Definitions. Capitalized terms used in this Agreement and defined in this Agreement shall have the meaning given to such terms where so defined. Certain definitions of general application are in Appendix A which is attached to and is part of this Agreement.

     1.6 Tax Regulatory Provisions. Certain provisions relating to compliance with the Code and Treasury Regulations and related definitions are in Appendix B which is attached to and is part of this Agreement.

     1.7 Members, Capital Contributions, Membership Percentages. The names and address, Membership Percentages and Capital Contributions of all Members are in Appendix C which is attached to and is part of this Agreement.

     1.8 Purposes. The purpose of the Company is to: (1) invest in the MHG Preferred Stock and other securities issued by Meritage Hospitality Group Inc., a Michigan corporation (“MHG”), (2) accomplish such additional purposes, if any, as shall be agreed upon in writing by all Members; and (3) to do any and all things necessary, convenient or incidental to the achievement of the foregoing. The Company’s business shall be limited to the purposes set forth in this Section 1.8. No Member or Manager need afford the Company or any Member the opportunity of acquiring or investing in any other project, enterprise, opportunity or business (including, but not limited to, other investments in MHG), regardless of whether such project, enterprise, opportunity or business (including, but not limited to, other investments in MHG), would, but for this sentence, be deemed an opportunity of the Company.

2. Capitalization.

     2.1 Initial Capital Contributions of Members. The Members shall contribute to the Company their Capital Contributions set forth opposite their names in Appendix C. The initial Capital Account balances of the Members shall be reflected in Appendix C.

     2.2 Guaranteed Indebtedness. The Company shall borrow the Guaranteed Indebtedness and use the proceeds thereof for the sole purpose of acquiring the MHG Preferred Stock. The Company shall not agree to extend the maturity date of the Guaranteed Indebtedness without the consent of all Members. As of the date of this Agreement, the Guaranteed Indebtedness has a “floating” rate of interest. The Company has the option of converting the Guaranteed Indebtedness to a fixed rate as set forth in the loan documents which evidence the Guaranteed Indebtedness.

     2.3 Interest Contributions. As and when any interest payment is due on the Guaranteed Indebtedness, the Members shall contribute to the Company, in proportion to their Membership Percentages, the shortfall, if any, between (1) the then due and owing interest on the Guaranteed Indebtedness, and (2) the dividends and other cash distributions received on the MHG Preferred Stock. The contributions set forth in this Section are referred to in this Agreement as the “Interest Contributions”.

     2.3 Transaction Cost Contributions. As and when needed by the Company, the Members shall contribute to the Company, in proportion to their Membership Percentages, such additional capital as may be reasonably required to enable the Company to pay its ordinary and necessary administrative expenses such as taxes, accounting fees, annual fees required to maintain the Company in good standing as a Delaware limited liability company, and the like. The contributions set forth in this Section are referred to in this Agreement as the “Transaction Cost Contributions”.

     2.4 Additional Capital Contributions.

     (a) Except for the Interest Contributions and the Transaction Cost Contributions, the Members shall have no other obligation to make any additional Capital Contributions.

     (b) No interest shall accrue on any Capital Contribution made to the Company unless otherwise agreed by the Members in writing, or otherwise provided in this Agreement.

     2.5 Withdrawals. The Members shall not be entitled to be repaid any portion of their Capital Contribution or withdraw from the Company except as provided in this Agreement. A Member who withdraws in violation of this Agreement shall not be entitled to receive the fair value of his interest after the withdrawal but shall only be entitled to distributions such Member otherwise would have received as a nonwithdrawing Member.

     2.6 Loans. The Company may borrow money for Company purposes from any source, including any Member, as determined by the Members, provided that such loan is not prohibited by any applicable law or regulation and is approved as required under Article 5 of this Agreement. Any money borrowed from a Member shall not constitute a Capital Contribution to the Company, but shall constitute debt of the Company. Any loan from a Member to the Company shall bear interest at a rate per annum which will not exceed the prime rate as in effect from time to time as published in The Wall Street Journal (or, if more than one rate is published, the highest of such rates) plus 1 percentage point.

3. Application of MHG Dividends; Distributions.

     3.1 Application of MHG Dividends. All dividends and other cash distributions received on the MHG Preferred Stock shall be first applied to pay interest on the Guaranteed Indebtedness.

     3.2 Distributions

     (a) The Company shall distribute to the Members from time to time, such sums as the Members unanimously determine to be available for distribution and not necessary or appropriate to provide for current or anticipated Company needs (including reserve accounts). Except as otherwise provided in this Agreement, all distributions shall be made to the Members in proportion to their respective Membership Percentages. A Member who is in breach of this Agreement shall not be entitled to any distributions made or declared under this Section 3.2 while the breach is continuing.

     (b) No distributions shall be declared and paid unless, after the distribution is made, the Company would be able to pay its debts as they become due in the usual course of business and the assets of the Company are in excess of the sum of (i) the Company’s liabilities, plus (ii) the amount that would be needed to satisfy the preferential rights of other Members upon dissolution that are superior to the rights of the Members(s) receiving the distribution.

     (c) No distributions shall be declared and paid if such distribution would violate Section 18-607 of the Act.

     (d) Notwithstanding anything to the contrary in this Agreement, to the extent that the Company is required pursuant by applicable federal, state, local or foreign law either (i) to pay tax (including estimated tax) on a Member’s distributive share of Company items of income or gain, whether or not distributed, or (ii) to withhold and pay over to a federal, state, local or foreign tax authority any portion of a distribution otherwise distributable to a Member, the Company may pay over such tax or such withheld amount to the relevant tax authority or authorities, and such amount shall be treated as a distribution to such Member at the time it is paid to the relevant tax authority or authorities and shall be applied against and reduce the next distribution(s) to which the Member would otherwise be or become entitled.

4. Management.

     4.1 Member Management.

     (a) The Company shall be managed by its Members.

     (b) The Members shall do all things necessary or convenient to carry out and manage the business and affairs of the Company.

     (c) Schermer shall be the “tax matters partner” of the Company, as defined in Code Section 6231(a)(7).

     4.2 Standard of Care; Liability. Each Member shall discharge his management duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he reasonably believes to be in the best interests of the Company as required by the Act. A Member shall not be liable for monetary damages to the Company for any breach of any such management duties except for liability arising as a result of the receipt of a financial benefit to which the Member is not entitled, voting for or assenting to a distribution to Members in violation of this Agreement of the Act, or a knowing violation of the law.

     4.3 Compensation. No Member shall receive any compensation for performing his management duties with respect to the Company. The Company may, however, reimburse each Member for out-of-pocket expenses reasonably incurred by such Member in performing his management duties on behalf of the Company. Further, a Member may receive fees and other compensation from the Company, whether directly or indirectly, in any capacity other than as a Member of the Company.

5. Members.

     5.1 Voting Rights.

     (a) Right to Vote. All Members shall be entitled to vote on any matter submitted to a vote of the Members, any matter requiring the vote of Members entitled to vote under the Act, and as otherwise conferred, expressly or by implication, by this Agreement. Each Member is entitled to one vote.

     (b) Required Vote. Except as otherwise provided in this Agreement, any action required or permitted to be taken by a vote shall be by a vote of all Members. Except as otherwise set forth in this Agreement, no act shall be taken, sum expended, decision made, obligation incurred or power exercised on behalf of the Company except with the consent of all the Members.

     5.2 Meetings. Meetings of Members for any proper purpose or purposes may be called at any time by a Member. The Member calling the meeting shall deliver or mail written notice stating the date, time, place and purposes of any meeting to each other Member entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. Meetings may be conducted in person or by telephone conference of the Members.

     5.3 Consent. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the action were present and voted. Every written consent shall bear the date and signature of each Member who signs the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent shall be given to all Members who have not consented in writing to such action. In addition, the Company may give all the Members written notice of the action, event or agreement and state in the notice that any Member who does not indicate his disapproval by written notice to the Company within a specified period of time (not less than 30 days after mailing of the notice) shall be deemed to have given his consent or approval to the action or event or to have made the agreement referred to in the notice. In such event, any Member who does not indicate his disapproval by written notice to the Company within the time specified shall be deemed to have given his written consent, approval or agreement.

     5.4 Additional Members. No additional Members shall be admitted to the Company without the consent of all Members.

6. Transfer of Membership Interests.

     6.1 General Prohibition on Transfers. No Member shall Transfer its Membership Interest except as permitted by this Article.

     6.2 Permitted Transfers and Assignments. Except to a Permitted Transferee, a Member may not transfer (whether for consideration or not) or assign its interest in the Company in whole or part without the consent of the other Members and compliance with the other provisions of Article 6. Except for Permitted Transferees, a permitted assignment shall not of itself substitute the assignee as Member or entitle the assignee to participate in the management of the Company. Such assignee shall be entitled to share in such profits and losses, to receive such distribution or distributions, and to receive such allocation of income, gain, loss, deduction or credit or similar item to which the assigning member would otherwise be entitled. No assignment of a Company interest shall be effective with respect to the Company until written notice is given to the Company.

     6.3 Transfers to Permitted Transferees. Notwithstanding Section 6.2, a Member may assign his Membership Interest without consent to a Permitted Transferee. The assignment to a Permitted Transferee shall be an assignment of the entire Membership Interest and such assignee shall be admitted as a Member.

     6.4 No Right to Withdraw. Except in connection with the assignment to a Permitted Transferee, no Member may withdraw from the Company without the written consent of the other Members. If consent is given, the withdrawing Member shall have no right to receive a distribution of the fair value of that Member’s Interest except as specifically provided otherwise under this Agreement.

7. Dissolution And Winding Up.

     7.1 Dissolution. The Company may be dissolved upon the occurrence of any of the following events:

     (a) If prior to the payment in full of the Guaranteed Indebtedness, the unanimous written consent of the Members;

     (b) A Liquidating Event, unless all Members elect in writing to continue the Company;

     (c) The entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom.

     7.2 Winding Up. On dissolution, the Company shall cease carrying on its business and affairs and shall begin winding them up. The Company shall complete the winding up as soon as practicable. Upon the winding up of the Company, its assets shall be distributed as follows.

     (a) First, to unrelated creditors in satisfaction of Company debts, liabilities and obligations.

     (b) Second, to Members and former Members to the extent permitted by law, in satisfaction of Company loans, debts, liabilities and obligations.

     (c) Third, to the Members in accordance with and in proportion to their respective Capital Account balances. For purposes of the preceding sentence, the determination of the Members’ Capital Account balances shall be made after adjustment to reflect the allocation of all Profits, Losses, credits, and items thereof and distributions made to the Members pursuant to Article 4 hereof, in each case through the fiscal year of liquidation of the Company. Subject to the requirements of Regulations Section 1.704-1(b)(2)(ii)(b)(2), a reasonable time shall be allowed for the orderly liquidation of the property and assets of the Company and the payment of the debts and liabilities of the Company in order to minimize the losses normally attendant upon a liquidation. To the extent feasible and subject to the requirement of an orderly liquidation in the preceding sentence, all reasonable efforts shall be undertaken for distributions pursuant to this Section to be made by the end of the fiscal year of liquidation (or, if later, within ninety (90) days after the date of such liquidation).

8. Profits and Losses, etc.

     8.1 Capital Accounts. A capital account shall be maintained for each Member, to which Capital Contributions, Profits and any allocations pursuant to Section 8.3 shall be credited, and against which Distributions (as described in Article 3) and Losses shall be charged, all as more fully set forth in Appendix B. Capital Accounts shall be maintained in accordance with the accounting principles of Code Section 704 and the regulations thereunder.

     8.2 Allocation of Profits and Losses. (a) The Profits and Losses of the Company shall be determined as of the end of each Fiscal Year of the Company and, except as provided in Section 8.3, shall be allocated among the Members in proportion to their respective Membership Percentages.

          (b) If there is an addition, withdrawal or substitution of, or any other change in the interest of, any Member during the period covered by an allocation, then subject to any agreement between the persons affected, the Profits and Losses for the period shall be allocated among the varying interests consistent with the provisions of Code Section 706(d) and any regulations promulgated thereunder. If Code Section 706(d) or any regulation thereunder allows alternative methods of allocation, the Manager shall determine which alternative methods to use in allocating Profits and Losses among the varying interests.

     8.3 Other Allocations. Notwithstanding the foregoing provisions of this Section 8 or any other provision of this Agreement, the provisions of Appendix B are incorporated by this reference and shall apply.

9. Limitation of Liability; Indemnification.

     9.1 Limitation of Liability. Unless otherwise provided by this Agreement, the Act, or expressly assumed, a person who is a Member shall not be liable for the acts, debts or liabilities of the Company beyond his respective required Capital Contribution as set forth in Appendix C. No Member shall be required to restore a negative balance in their Capital Account.

     9.2 Liability of Member to the Company. A Member who knowingly receives a distribution made by the Company which is either in violation of this Agreement or when the Company is Insolvent, is liable to the Company for the repayment of the distribution.

     9.3 Indemnification.

     (a) General. Except as otherwise provided in this Article, the Company, its receivers or its trustees, shall indemnify and hold harmless any Member, and may indemnify and hold harmless any employee or agent of the Company, who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that such person is or was a Member, employee or agent of the Company against expenses, (including attorney fees) other than as provided to the contrary in subsection (b) and judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding.

     (b) Expenses of Defending Derivative Action. If a Member or assignee of a Member brings an action, including a Company derivative action, relating to or arising out of this Agreement against any Member, the Company shall indemnify, save harmless and pay all expenses of such Member, including attorneys fees incurred in defense of such action, provided that the Member prevails in such case. If the Member fails to prevail, any Company funds paid for attorneys fees incurred in defense of the action shall be reimbursed to the Company.

     (c) Limitations. Notwithstanding subsection (a) and (b) to the contrary, the Company shall not indemnify any Member, employee or agent of the Company for or in connection with the (1) receipt of a financial benefit to which such person is not entitled, (2) voting for or assenting to a distribution to Members in violation of this Agreement or the Act, or (3) a knowing violation of law.

     (d) Other Remedies. This section shall apply whether or not at the time of reimbursement the person reimbursed is then a Member. Notwithstanding any repeal or amendment of this section, its provisions shall be binding upon the Company (subject only to the exceptions otherwise set forth in this section) as to all actions, suits or proceedings and expenses connected therewith, judgments and settlements thereof, arising out of matters which occur during or are referable to the period prior to any such repeal or amendment of this section.

10. Miscellaneous Provisions.

     10.1 Amendments. This Agreement may be amended only by the unanimous written agreement of the Members.

     10.2 Investment Representation. Each Member represents and warrants to each other and to the Company that he or she is acquiring his respective interest in the Company for his own personal account for investment, and without a view to transferring, reselling, or distributing such interest. In addition, no Member shall sell or dispose of his interest in the Company in a manner that violates any Federal or state securities laws. Each Member shall indemnify and hold the Company harmless from and against all liability, costs and expenses, including reasonable attorneys’ fees, incurred by the Company or the Members, as a result of a breach of the representations and warranties made in this Section by such Member.

     10.3 Entire Agreement. This Agreement constitutes the entire Agreement between the parties and may be modified only as provided herein. No representations or oral or implied agreements have been made by any party hereto or his agent, and no party to this Agreement relies upon any representation or agreement not set forth in it. This Agreement supersedes any and all other agreements, either oral or written, by and among the Company and its Members.

     10.4 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if (i) physically delivered, telephonically transmitted by telecopier or other similar means, (ii) one (1) day after having been delivered to Federal Express or other delivery courier for next day delivery, with proof of delivery to the recipient received by the courier in the form of a signature of recipient, or (iii) three (3) days after having been deposited in the United States Mail, as certified mail with return receipt requested and with postage prepaid, addressed to the Members at the addresses listed in Exhibit C. The addresses and other information so indicated for any Member may be changed by a Member by written notice to the Company.

     10.5 Further Execution. Upon request of the Company from time to time, the Members shall execute and acknowledge any amended Articles and any other writing which may be required by any rule or law or which may be appropriate to the effecting of any action by or on behalf of the Company or the Members which has been taken in accordance with the provisions of this Agreement.

     10.6 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and permitted assigns. None of the provisions of this Agreement shall be construed as for the benefit of or as enforceable by any creditor of the Company or the Members or any other person not a party to this Agreement.

     10.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one instrument. The Company shall have custody of counterparts executed in the aggregate by all Members.

     10.8 Interpretation and Construction.

     (a) Consistency With Act and Regulations. All terms (whether or not capitalized) used in this Agreement and not defined in Appendix A or Appendix B, or elsewhere in this Agreement shall have the meaning ascribed to such term and be construed in accordance with the Act and the Regulations, unless the context clearly requires a different interpretation.

     (b) Delaware Law to Control. The validity and interpretation of, and the sufficiency of performance under, this Agreement shall be governed by Delaware law.

     (c) Arrangement and Classification. This Agreement is divided into articles, and sometimes further subdivided into sections, subsections, paragraphs, subparagraphs and clauses, in that order of subdivision. The division of this Agreement into subdivisions is for convenience only. No inference, implication or presumption shall be drawn or made because of the location or grouping of any particular subdivision of this Agreement.

     (d) Captions. All captions are for convenience only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provisions of this Agreement.

     (e) Severability. The invalidity or unenforceability of any provision of this Agreement in a particular respect shall not affect the validity and enforceability of any other provision of this Agreement or of the same provision in any other respect.

     (f) Number. The singular form of any word used in this Agreement shall include the plural and vice versa.

     (g) Gender. The use in this Agreement of any word of any gender shall include correlative words of all genders.

Signatures on following page.

Signature Page to
Operating Agreement
of
Symmetry Investments, LLC

Dated: August 30, 2004
Christopher B. Hewett

Address for Notice:
605 West Main St., #004
Aspen, CO 81611
Telephone: (970) 429-0606
Facsimile: (970) 429-0607

Dated: August 30, 2004
Robert E. Schermer, Jr.

Address for Notice:
1971 East Beltline, Suite 200
Grand Rapids, MI 49525
Telephone: (616) 776-2600
Facsimile: (616) 776-2776

APPENDIX A

     As used in this Agreement, the following terms shall have the following meanings:

     The “Act” means the Delaware Limited Liability Company Act.

     “Affiliate” means (i) any person directly or indirectly controlling, controlled by or under common control with another person, (ii) a person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other person, (iii) any officer, director, member or partner of such person, or (iv) a person who is an officer, director, member, partner or holder of ten percent (10%) or more of any of the voting interests of any person described in clauses (i) through (iii) of this sentence. In the case of an individual, the term shall further mean such individual’s spouse, lineal descendants, lineal ancestor or siblings.

     “Agreement” means this Operating Agreement and amendments adopted in accordance with this Agreement and the Act.

     The “Certificate” means the Certificate of Formation, including any restatements or amendments, which are filed with the Secretary.

     “Capital Account” is defined in Section 102 of Appendix B.

     “Capital Contributions” means the amount of money or property, contributed or obligated to be contributed to the Company by a Member.

     The “Code” means the Internal Revenue Code of 1986, as amended.

     “Secretary” means the Secretary of State of the State of Delaware.

     The “Fiscal Year” of the Company, and its taxable year for Federal income tax purposes, shall be the calendar year or such other year required under Code Section 706.

     “Guaranteed Indebtedness” means the indebtedness owed to Independent Bank evidenced by a Promissory Note dated as of December 19, 2003 in the original principal amount of $1,000,000, together with all renewals, extensions, amendments, modifications or replacements thereof.

     “Insolvent” means (i) the inability of the Company to pay its debts as they become due in the usual course of business, or (ii) that the Company’s assets are less than the sum of its liabilities plus (absent any contrary provisions in this Agreement) the amount which would be needed on distribution to satisfy any preferential rights of Members which are superior to the rights of any Members receiving a distribution.

Appendix A - Page 1

     “Liquidating Event” means the occurrence of any one or more of the following events:

     (1) The date of the Guaranteed Indebtedness comes due and payable in full, whether by acceleration or otherwise; or

     (2) The exercise by MHG of its call option with respect to all of the MHG Preferred Stock.

     “Members” are the persons executing this Agreement. Any reference to a Member, unless the context clearly requires otherwise, shall include a reference to his predecessor and successor (other than a mere assignee not made a substitute Member) in interest.

     “Membership Interest” has the meaning ascribed to such term under Section 102(2)(m) of the Act.

     “Membership Percentages” means the Members’ respective rights to share in allocations of Profits or Losses and in distributions in the Company as set forth in Appendix C, as amended from time to time.

     “Permitted Transferee” shall mean any Member or a Member’s spouse, ancestors or lineal descendants or a trust established for the benefit of any of the foregoing individuals.

     “Profits and Losses” is defined in section 101 of Appendix B.

     “Schermer” means Robert E. Shermer, Jr., and his successors and assigns.

     “Transfer” means, when used as a noun, any sale, exchange, assignment, gift or other disposition of Membership Interests; and when used as a verb, to sell, exchange, assign, give or dispose of Membership Interests, as the context shall require, whether voluntarily or involuntarily, and whether absolutely or as a pledge of security, including, without limitation, to convey Membership Interests as a result of death, the foreclosure of a security interest in Membership Interests or any levy, or attachment; or the issuance of a charging order with respect to all or any portion of a Membership Interest.

     “Treasury Regulations” means temporary and final Treasury regulations on Income Tax adopted by the United States Department of the Treasury under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

     All references to statutory provisions shall be deemed to include reference to corresponding provisions of subsequent law.

Appendix A - Page 2

APPENDIX B

          101 Tax Regulatory Definitions. The following terms (a) shall have the meaning ascribed to them in this Section and (b) shall be interpreted in accordance with the Treasury Regulations.

          “Adjusted Deficit Capital Account Balance” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Company Fiscal Year, (1) increased by any amounts which such Member is obligated to restore under Treasury Regulation Section 1.704-1(b)(2)(ii)(c), or is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations and (2) decreased by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation  Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

          “Book Value” means with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a)	the initial Book Value of any asset contributed (or deemed contributed) to the Company shall be such asset’s gross fair market value at the time of such contribution;

(b)	the Book Value of all Company assets shall be adjusted to equal their respective gross fair market values at the times specified in Treasury Regulations under Code Section 704(b) if the Company so elects;

(c)	if the Book Value of an asset has been determined pursuant to clause (a) or (b), such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

          “Company Minimum Gain” means an amount determined in accordance with Treasury Regulation Section 1.704-2(d) for partnership minimum gain by computing, with respect to each nonrecourse liability of the Company (as defined in Treasury Regulation Section 1.752-1(a)(2)), the amount of gain (of whatever character), if any, that would be realized by the Company if (in a taxable transaction) it disposed of property subject to such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

          “Depreciation” means for each Fiscal Year of the Company or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable under the Code with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction

Appendix B - Page 1

for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Members.

          “Member Nonrecourse Debt” shall have the meaning, and be determined in the same manner as, partner nonrecourse debt pursuant to Treasury Regulation Section 1.704-2(b)(4).

          “Member Nonrecourse Debt Minimum Gain” means the amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability of the Company, determined in the same manner as partner nonrecourse debt minimum gain in accordance with Treasury Regulation Section 1.704-2(i)(3).

          “Member Nonrecourse Deductions” shall have the meaning, and be determined in the same manner as, partner nonrecourse deduction pursuant to Treasury Regulation Section 1.704-2(i)(2).

          “Nonrecourse Deductions” shall have the meaning set forth in Treasury Regulation Section 1.704-2(c).

          “Profits and Losses” means the Company’s taxable income or loss for each Fiscal Year (or other period) determined in accordance with the accounting methods followed by the Company for federal income tax purposes (for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) as determined by the independent certified public accountants employed by the Company, with the following adjustments:

(a)	any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss:

(b)	any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

(c)	in the event the Book Value of any Company asset is adjusted, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)	any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of such property rather than its adjusted tax basis;

Appendix B - Page 2

(e)	in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period; and

(f)	notwithstanding the foregoing, any items which are specially allocated pursuant to any part of this Article shall not be taken into account in computing Profits and Losses.

       102 Maintenance of Capital Accounts.

               (a) Each Member’s Capital Account shall be such Member’s Capital Contribution made pursuant to this Article and, except as provided in subsections (c), (d) and (e) of this section, shall be:

               (1) increased by:

               (A) Profits allocated to such Member under section 5.2; and

               (B) additional capital contributions by such Member (whether or not such additional capital contributions are required to be made by such Member); and

               (2) decreased by:

               (A) Losses (or item thereof) allocated to such Member under section 5.2; and

               (B) the amount of Company distributions made to such Member under section 5.3.

               (b) If property (other than cash) is contributed (or deemed contributed) under Section 708 of the Code by a Member to the Company, the computation of Capital Accounts, as set forth in subsection (a) of this section, shall be adjusted as follows:

        (1) the contributing Member’s Capital Account shall be increased by the fair market value of the property contributed to the Company by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or to which the property is taken subject under Code Section 752); and

        (2) the adjustments required by Section 1.704-1(b)(2)(iv)(g) and Section 1.704-1(b)(4)(i) of the Regulations (relating to certain adjustments to reflect book value) shall be made to such Member’s Capital Account.

               (c) If property is distributed (or deemed distributed pursuant to the provisions of Code Section 708) by the Company to a Member, the following special rules shall apply:

        (1) the Capital Accounts of the Members shall be adjusted as provided in Section 1.704-1(b)(2)(iv)(e) of the Regulations to reflect the manner in which the unrealized income,

Appendix B - Page 3

gain, loss and deduction inherent in such property (that has not already been reflected in the Members’ Capital Accounts) would be allocated to such Member if there were a taxable disposition of such property for its fair market value on the date of distribution; and

    (2) the Capital Account of the Member who is receiving the distribution of property from the Company shall be charged with the fair market value of the property at the time of distribution (net of liabilities secured by such distributed property that such Member is considered to assume, or to which the property is taken subject, under Code Section 752).

          (d) The provisions of this section are intended to satisfy the capital account maintenance requirements of Section 1.704-1(b)(2)(iv) of the Regulations and such provisions shall be modified to the extent required by such section or any successor provision thereto.

          103 Loss Limitation. The Losses allocated under Sections 5.2(a)(2) or 5.2(b)(2) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. If some but not all of the Members would have an Adjusted Deficit Capital Account Balance as a consequence of an allocation of Losses under Sections 5.2(a)(2) or 5.2(b)(2), the limitation set forth in this Section will be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). If all Members have Adjusted Deficit Capital Account Balances, Losses shall be allocated in accordance with Sections 5.2(a)(2) or 5.2(b)(2).

          104 Changes in Interests. If there is an addition, withdrawal or substitution of, or any other change in the interest of, any Member during the period covered by an allocation, then subject to any agreement between the persons affected, the Profits and Losses for the period shall be allocated among the varying interests consistent with the provisions of Code Section 706(d) and any regulations promulgated thereunder. If Code Section 706(d) or any regulation thereunder allow alternative methods of allocation, the Members shall determine, in its sole discretion, which alternative methods to use in allocating Profits and Losses among the varying interests.

          105 Compliance With Treasury Regulations. It is anticipated that the Company will be treated as a partnership for federal income tax purposes and, accordingly, the partnership tax provisions of the Code shall apply to the Company and its Members. It is the intent of the Members that each Member’s distributive share of income, gain, loss, deduction, or credit (or item thereof) shall be determined and allocated in accordance with Article 5 and this Appendix B to the fullest extent permitted by Section 704(b) of the Code. In order to preserve and protect the determinations and allocations provided for in Article 5 and this Appendix B, the Members are authorized and directed to allocate income, gain, loss, deduction, or credit (or item thereof) arising in any year differently than otherwise provided for in this Appendix B to the extent that allocating income, gain, loss, deduction, or credit (or item thereof) in the manner provided for in this Appendix B would cause the determinations and allocations of each Member’s distributive share of income, gain, loss, deduction, or credit (or item thereof) not to be permitted by Section

Appendix B - Page 4

704(b) of the Code and applicable Treasury Regulations. Any allocation made pursuant to this Section shall be deemed to be a complete substitute for any allocation otherwise provided for in Article 5 and no amendment of this Agreement or approval of any Member shall be required. The terms used in this Appendix B shall have the same meaning as in such Treasury Regulations.

          106 Only Required Modifications. In making any allocation (the “new allocation”) under this Appendix B, the Members are authorized to act only after having been advised by the Company’s accountants that, under Section 704(b) of the Code and the Treasury Regulations thereunder (i) the new allocation is necessary, and (ii) the new allocation is the minimum modification of the allocations otherwise provided for in this Appendix B necessary in order to assure that, either in the then current year or in any preceding year, each Member’s distributive share of income, gain, loss, deduction, or credit (or item thereof) is determined and allocated in accordance with this Appendix B to the fullest extent permitted by Section 704(b) of the Code and the Treasury Regulations thereunder.

          107 Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company Fiscal Year so that an allocation is required by Treasury Regulation Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) equal to such Member’s share of the net decrease in Company Minimum Gain as determined by Treasury Regulation Section 1.704-2(g)(2). Such allocations shall be made in a manner and at a time which will satisfy the requirements of Treasury Regulation Section 1.704-2(f)(1) and shall be interpreted consistently therewith.

          108 Member Minimum Gain Chargeback. If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any Fiscal Year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Treasury Regulation Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent Fiscal Years) equal to such Member’s share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          109 Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an Adjusted Deficit Capital Account Balance in such Member’s capital account, then he will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section will be made if and only to the extent that such Member would have an Adjusted Deficit Capital Account Balance after all other allocations provided for in Article 5 and this Appendix B have been tentatively made as if this Section were not in the Agreement.

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          110 Gross Income Allocation. In the event a Member has an Adjusted Deficit Capital Account Balance at the end any Fiscal Year, each such Member shall be specially allocated items of Company income and gain in the amount of such Adjusted Deficit Capital Account Balance as quickly as possible; provided, however, that an allocation pursuant to this Section 110 shall be made only if and to the extent that such Member would have an Adjusted Deficit Capital Account Balance after all other allocations provided for in this Appendix B (other than Section 109) have been tentatively made as if this Section were not in this Appendix B.

          111 Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in proportion to their respective Membership Percentages.

          112 Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

          113 Curative Allocations. If the Members are required by Sections 105, 107, 108, 109, 110, 111 or 112 of this Appendix B to make any new allocation in a manner other than as provided for in this Article without regard thereto, then the Members are authorized and directed, insofar as it is permitted to do so by Section 704(b) of the Code, to allocate income, gain, loss, deduction, or credit (or item thereof) arising in the current Fiscal Year (or subsequent Fiscal Years, if necessary) in such manner so as to bring the proportions of income, gain, loss, deduction, or credit (or item thereof) allocated to the Members as nearly as possible to the proportion otherwise contemplated by this Article without regard thereto; provided, however, that Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Company Minimum Gain and Member Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Member Minimum Gain and provided further that such Nonrecourse Deductions and Member Nonrecourse Deduction shall not in any event be taken into account to the extent that the Members reasonably determine that such allocations are likely to be offset by subsequent allocations under Sections 107 or 108 of this Appendix B.

          114 Advice of Accountants. Allocations made by the Members under this Article in reliance upon the advice of the Company’s accountants shall be deemed to be made pursuant to the fiduciary obligation of the Members to the Company and the Members.

          115 Section 754 Election. If an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreased such basis). Such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

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          116 Imputed Interest. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to his capital account, as appropriate.

          117 Contributed Property. Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members, to the extent required by Code Section 704(c) and the related Treasury Regulations, to take account of the variation between the adjusted tax basis of such property and its Book Value at the time of contribution to the Company. If the Book Value of any Company property is adjusted as provided in Treasury Regulation Section 1.704-1(b)(2)(iv), subsequent allocations of income, gain, loss and deduction and the Book Value of such property shall be adjusted as provided in Code Section 704(c) and the related Treasury Regulations. The Managers shall determine, in their sole discretion, which alternative method of making the required allocations permitted under Treasury Regulation 1.704-3 shall be used. Allocations under this subsection are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, or other items or distributions under any provision of this Agreement.

          118 Share of Excess Nonrecourse Liabilities. For purposes of calculating the Members’ shares of “excess nonrecourse liabilities” of the Company (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the Company in proportion to their respective Membership Percentages.

Appendix B - Page 7

SYMMETRY INVESTMENTS, LLC

APPENDIX C

		Initial
	Initial	Capital
	Capital	Account	Membership
Name and Address	Contributions	Balances	Percentages
Robert E. Shermer, Jr	$100	$100	50.0%
1971 E. Beltline, Suite 200
Grand Rapids, MI 49525

Christopher B. Hewett	$100	$100	50.0%
605 West Main St., #004
Aspen, CO 81611

Total	$200	$200	100.00%

Appendix C - Page 1